SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.4)*

SeraCare Life Sciences, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

81747T104

(CUSIP Number)

Eric S. Wagner, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

981,578

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

981,578

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

981,578

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital (QP) LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

299,474

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

299,474

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

299,474

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Offshore Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

236,315

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

236,315

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

236,315

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,281,052

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,281,052

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,281,052

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

236,315

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

236,315

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

236,315

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Chappell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,517,367

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,517,367

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,517,367

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian Sheehy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,517,367

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,517,367

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,517,367

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment to Schedule 13D amends and supplements the Schedule 13D filed with respect to the shares of the common stock, no par value, (the “Shares”) of SeraCare Life Sciences, Inc. (the “Issuer”) by Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Offshore Manager, L.L.C., HMC Investors, L.L.C., Harbert Management Corporation, Harbinger Capital Partners Special Situations Fund, L.P., Harbinger Capital Partners Special Situations GP, LLC, HMC - New York, Inc, Philip Falcone, Raymond J. Harbert and Michael D. Luce, Black Horse Capital LP, Black Horse Capital (QP) LP, Black Horse Capital Offshore Ltd., Black Horse Capital Management LLC, Black Horse Capital Advisors LLC, Dale Chappell and Brian Sheehy, Chesed Congregations of America, New Dimensions Trading, Jacob Safier, Levitin Family Charitable Trust, BL Cubed LLC and Raizy Levitin on November 16, 2006.

ITEM 1.	Security and Issuer.

This statement relates to the shares of common stock, no par value, (“Common Stock”) of SeraCare Life Sciences, Inc. (“Issuer”). The Issuer’s principal executive office is located at 375 West Street, West Bridgewater, Massachusetts 02379.

ITEM 2.	Identity and Background.
(a)-(c) and (f)	The names of the persons filing this statement on Schedule 13D are:

Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”), Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”), Black Horse Capital Offshore Ltd., a Cayman Islands exempt company (“Offshore Fund”), Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”), Black Horse Capital Advisors LLC, a Delaware limited liability company (“BH Advisors”), Dale Chappell, a United States citizen (“Mr. Chappell”) and Brian Sheehy, a United States citizen (“Mr. Sheehy”). Each of the Domestic Fund, QP Fund, Offshore Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons.”

BH Management is the managing general partner of each of the Domestic Fund and QP Fund. BH Advisors is the investment manager of the Offshore Fund. The controlling persons of each of BH Management and BH Advisors are Mr. Chappell and Mr. Sheehy.

The principal business address for each of the Domestic Fund, QP Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy is 338 S. Sharon Amity Rd, #202, Charlotte, NC 28211.

The principal business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The principal business of each of the Domestic Fund, QP Fund and Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of each of BH Management and BH Advisors is providing investment management services.

The principal occupation of each of Mr. Chappell and Mr. Sheehy is serving as the managing member of each of BH Management and BH Advisors.

The Directors and Executive Officers of the Offshore Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

(d)           During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the 1,517,367 shares of Common Stock at an aggregate cost of $5,864,064. The funds used to purchase the shares of Common Stock were obtained from the general working capital of the Domestic Fund, QP Fund and Offshore Fund, as applicable, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

ITEM 4.	Purpose of Transaction.

The Reporting Persons initially acquired the Shares for their own account, and for investment purposes, with no purpose of changing or influencing control of the Issuer and not in connection with or as a participant in any transaction having that purpose or effect. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

On March 22, 2006, the Issuer filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of California (the “Bankruptcy Court”). Between March 22, 2006 and May 17, 2007, the Issuer operated its business as a debtor-in-possession in accordance with provisions of the Bankruptcy Code. The Chapter 11 case of the Issuer (the “Chapter 11 Case”) was administered as Case No. 06-00510-LA11. In connection with the Chapter 11 case, the Reporting Persons, together with Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Offshore Manager, L.L.C., HMC Investors, L.L.C., Harbert Management Corporation, Harbinger Capital Partners Special Situations Fund, L.P., Harbinger Capital Partners Special Situations GP, LLC, HMC - New York, Inc, Philip Falcone, Raymond J. Harbert and Michael D. Luce, Chesed Congregations of America, New Dimensions Trading, Jacob Safier, Levitin Family Charitable Trust, BL Cubed LLC and Raizy Levitin formed an Ad Hoc Committee of Equity holders (the “Ad Hoc Committee”) of the Issuer. Prior to November 10, 2006, and notwithstanding the Reporting Persons’ participation in the Ad Hoc Committee, the Reporting Persons had not entered into any agreement or understanding to act together with the other participants of the Ad Hoc Committee for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

The Reporting Persons closely monitored the Chapter 11 Case. On June 26, 2006, the Ad Hoc Committee filed a motion (the “Motion”) with the Bankruptcy Court for an order granting relief from the automatic stay to the Ad Hoc Committee, in order to allow the members of the Ad Hoc Committee to file a summary application with the California Superior Court to compel the Issuer to hold promptly its annual meeting of shareholders for the purpose, among other potential business, of electing directors. The Motion requested, in the alternative, that the Bankruptcy Court issue an order to terminate the Issuer’s period of exclusivity to allow the Ad Hoc Committee or any other interested party to file a plan of reorganization and to solicit votes for such a plan. The motion to terminate the Issuer’s period of exclusivity was granted by the Bankruptcy Court. In and around that time, the Issuer proposed a convertible debt financing that the Ad Hoc Committee opposed; the Ad Hoc Committee filed an objection to the Debtor’s motion to approve that convertible debt financing.

After extensive negotiations with the Issuer, on November 10, 2006 certain of the Reporting Persons entered into a Plan Support Agreement with the Issuer (as amended, the “Plan Support Agreement”). The Plan Support Agreement provided for a settlement of disputes between the Ad Hoc Committee and the Issuer regarding the financing of the Issuer and various other matters. In the Plan Support Agreement, the Issuer and the Ad Hoc Committee agreed to propose and seek confirmation of a joint plan of reorganization for the Issuer.

At that time, as a precautionary matter, the Reporting Persons, along with the other members of the Ad Hoc Committee, jointly filed a Schedule 13D on November 16, 2006 in the event they may have been deemed to be a group for such purposes. At the time of such filing, the Ad Hoc Committee intended to work with the Issuer, as provided in the Plan Support Agreement, to confirm and consummate the Plan.

On December 21, 2006, the Bankruptcy Court approved the Joint First Amended Disclosure Statement of the Issuer and the Ad Hoc Committee and set February 15, 2007 as the date for a hearing on confirmation and approval of the First Amended Joint Plan of Reorganization of the Issuer and the Ad Hoc Committee, as Modified (the “Plan”). On February 21, 2007, the Bankruptcy Court entered an order confirming the Plan.

The Plan provided for the Issuer’s de-leveraging and exit from bankruptcy via the Rights Offering. Terms used but not otherwise defined herein shall have the meanings given to such terms in the Plan, attached as Exhibit D hereto. During the first two weeks of January 2007, each holder of Issuer common stock as of the Rights Offering Record Date received Subscription Rights entitling each shareholder to purchase its pro rata share of 4,250,000 newly issued shares of Reorganized SeraCare Common Stock at a price of $4.75 per share. The Reporting Persons participated in the rights offering fully to the extent of their pro rata interests, and certain of these Reporting Persons, together with other members of the Ad Hoc Committee, also fully backstopped the Rights Offering, without any fee. Shareholders exercised 3,530,885 Subscription Rights and, together with the 719,115 unexercised Subscription Rights purchased by the Backstop Purchasers, proceeds of the Rights Offering for the Issuer were $20,187,500.

As the Issuer has previously reported, on May 17, 2007 (the “Effective Date”), the Plan became effective and the Issuer emerged from chapter 11 bankruptcy protection. The rights offering was consummated on the Effective Date.

Pursuant to the Plan, the Issuer has been merged into Reorganized SeraCare, a Delaware corporation, which has changed its name to SeraCare Life Sciences, Inc. Reorganized SeraCare has also filed the Reorganized SeraCare Charter with the Delaware Secretary of State and has adopted the Reorganized SeraCare Bylaws. The directors and officers of the Issuer that served prior to the Effective Date were deemed to have resigned as of the Effective Date and the board of directors of the Issuer has been reduced to five persons, consisting of three persons designated by the Ad Hoc Committee (which persons are acceptable to the CEO of the Issuer), Eugene I. Davis, Jill Tillman and Sarah Beth Murphy, the CEO of the Issuer, Susan L.N. Vogt, and Samuel Anderson, a current member of the board of directors of the Issuer who was selected by Ms. Vogt. The Reporting Persons that were parties to the Plan Support Agreement voted in favor of the Plan.

The Reporting Persons expressly disclaim (i) any membership in a group for purposes of Section 13(d) under the Securities Exchange Act of 1934 with the other participants in the Ad Hoc Committee and (ii) any beneficial ownership of securities of the Issuer held by any person or entity (including any former member of, or observer to, the Ad Hoc Committee), other than the shares of common stock beneficially owned by the Reporting Persons.

As a result of the Issuer’s emergence from bankruptcy and the consummation of the Rights Offering and the other transactions contemplated by the Plan, the Plan Support Agreement is no longer in effect and the Ad Hoc Committee has been dissolved. In connection with the dissolution of the Ad Hoc Committee, the Reporting Persons have determined that they are not required to file a Schedule 13D jointly with the other members of the Ad Hoc Committee.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

ITEM 5.	Interest in Securities of the Issuer.
(a)	The Reporting Persons beneficially own:

(i)            The Domestic Fund beneficially owns 981,578 shares of Common Stock representing 5.3% of all of the outstanding shares of Common Stock.

(ii)           The QP Fund beneficially owns 299,474 shares of Common Stock representing 1.6% of all of the outstanding shares of Common Stock

(iii)          The Offshore Fund beneficially owns 236,315 shares of Common Stock representing 1.3% of all of the outstanding shares of Common Stock.

(iv)          BH Management, as the managing general partner of each of the Domestic Fund and QP Fund, may be deemed to beneficially own the 1,281,052 shares of Common Stock held by them, representing 6.9% of all of the outstanding shares of Common Stock.

(v)           BH Advisor, as the investment manager of the Offshore Fund, may be deemed to beneficially own the 236,315 shares of Common Stock held by it, representing 1.3% of all of the outstanding shares of Common Stock.

(vi)          Messrs. Chappell and Sheehy may each be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by BH Management and BH Advisors.

(vii)         Collectively, the Reporting Persons beneficially own 1,517,367 shares of Common Stock representing 8.2% of all of the outstanding shares of Common Stock.

(b)           Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 981,578 shares of Common Stock beneficially owned by the Domestic Fund.

QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 299,474 shares of Common Stock beneficially owned by the QP Fund.

Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 236,315 shares of Common Stock beneficially owned by the Offshore Fund.

Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 981,578 shares of Common Stock beneficially owned by the Domestic Fund.

QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 299,474 shares of Common Stock beneficially owned by the QP Fund.

Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 236,315 shares of Common Stock beneficially owned by the Offshore Fund.

(c)           The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the last 60 days or the date of their most recently filed Schedule 13D by the Reporting Persons are set forth in Exhibit C.

(d)	Not applicable.
(e)	Not applicable.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response to Item 4 and Exhibit D and Exhibit E hereto are incorporated by reference into this Item 6.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A: Directors and Executive Officers of the Offshore Fund

Exhibit B: Joint Filing Agreement

Exhibit C: Schedule of Transactions in the Shares of the Issuer

Exhibit D: Plan Support Agreement between Certain of the Reporting Persons and the Issuer (filed with the Commission on Form 8-K by the Issuer on November 15, 2006 (incorporated by reference))

Exhibit E: First Amended Joint Plan of Reorganization of the Debtor and the Ad Hoc Equity Committee, as Modified, dated as of December 29, 2006 proposed by SeraCare Life Sciences, Inc. and the Ad Hoc Equity Committee (filed with the Commission on Form 8-K by the Issuer on February 23, 2007 (incorporated by reference))

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	May 21, 2007

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

By:	/s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

/s/ Brian Sheehy
Brian Sheehy

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF Black Horse Capital Offshore Ltd.

1.	Brian Sheehy (See Item 2)
2.	Dale Chappell (See Item 2)
3.	Jim Matheson

Principal business address:

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, Massachusetts 02142

Mr. Matheson’s primary business occupation is serving as a general partner of an early-stage venture capital firm.

There are no executive officers.

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13Dwith respect to the Common Stock of SeraCare Life Sciences, Inc. dated as of May 21, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  May 21, 2007

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

By:	/s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

/s/ Brian Sheehy
Brian Sheehy

EXHIBIT C

TRANSACTIONS DURING THE PAST 60 DAYS

TRANSACTIONS BY BLACK HORSE CAPITAL LP

Date of Transaction	Number of Shares Purchased/(Sold)	Price per Share
May 17, 2007	307,621	$4.75

TRANSACTIONS BY BLACK HORSE CAPITAL (QP) LP

Date of Transaction	Number of Shares Purchased/(Sold)	Price per Share
May 17, 2007	93,821	$4.75

TRANSACTIONS BY BLACK HORSE CAPITAL OFFSHORE LTD.

Date of Transaction	Number of Shares Purchased/(Sold)	Price per Share
May 17, 2007	74,075	$4.75